NEWS RELEASE
                                           FOR MORE INFORMTION
                                           CONTACT
                                           Robert B. Nolen, Jr.
                                           President and Chief Executive Officer
                                           (205) 221-4111
                                           -------------------
                                           FOR IMMEDIATE RELEASE
                                           August 3, 2000

                            PINNACLE BANCSHARES, INC.
                       ANNOUNCES STOCK REPURCHASE PROGRAM

Jasper, Alabama . . . Pinnacle Bancshares, Inc. (AMEX:PLE), the holding company for Pinnacle Bank, Jasper Alabama, announced today that it is commencing a stock repurchase program to acquire up to 120,000 shares of common stock, or approximately 6.7% of the Company's currently outstanding shares. The repurchase program will be dependent upon market conditions, and there is no guarantee as to the exact number of shares to be repurchased by the Company.

     Robert B. Nolen, Jr., President and Chief Executive Officer of the Company, stated that the Board of Directors considers the Company's common stock to be an attractive investment.

     According to Mr. Nolen, stock repurchases by the Company generally would be effected through open market purchases, although he did not rule out the possibility of unsolicited negotiated transactions or other types of repurchases. It is expected that a reduction in the amount of the Company's outstanding common stock would have the effect increasing the Company's per share earnings and book value.

     At June 30, 2000, the Company had total assets of $230.0 million and stockholders' equity of $18.2 million. Pinnacle Bank operates five offices located in central and northern Alabama.